

May 26, 2010

<u>Via Facsimile (212) 805-9383 and U.S. Mail</u>

Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP
MetLife Building
200 Park Avenue
New York, NY 10166

      RE: Vitacost.com, Inc.
               Preliminary Proxy Statement
               Filed May 21, 2010
               File No. 001-34468

Dear Mr. Neimeth:

      We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Preliminary Proxy Statement</u>

<u>Cover Letter</u>

1.   We note that you have engaged a consulting firm to "help identify, evaluate and ultimately submit for election at the Company's 2010 annual meeting of stockholders … several new, experienced, qualified and independent individuals to replace several members of your current Board." Please revise to disclose whether you have identified which current directors would be replaced in this event.

2.   Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or

immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. The reference to Great Hill have "handpicked nominees" implies that Great Hill has hidden motive for its selection of nominees beyond choosing candidates it believes have the proper experience and background to serve on your board. Similarly, the disclosure that the current board "is committed to, at all times, acting in the best interests of <u>all</u> of [your] stockholders" implies that Great Hill's nominees would not act in the best interest of all of the company's security holders or would not do so at all times in contravention of their fiduciary duties.

3.   Please revise the last sentence of the third paragraph to balance the disclosure relating to the type of corporate decisions a board's majority is able to make.

4.   We note that while you recommend that security holders not give their consent to Great Hill's proposals because those proposals are not in your security holders' best interests, you do not explain why you believe that the proposal to amend your bylaws is not in your security holders' best interests. Please revise.

<u>Background of the Consent Solicitation Proposals, page 6</u>

5.   Please provide an update with respect to Great Hill's Section 220 Demand Letter.

<u>Reasons to Reject Great Hill's Consent Solicitation Proposals, page 10</u>

6.   Please tell us supplementally what statements made by Great Hill about the "shortcomings of the current Board" are unsubstantiated.

<u>The Consent Procedure, page 14</u>

7.   Please provide the disclosure required by Item 21 of Schedule 14A.

<u>Solicitation of Consents, page 16</u>

8.   We note that you may employ various methods to solicit proxies, including by mail, in-person meetings, telephone calls, mailings of supplemental materials, or other methods of contact. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. Also, disclose what "other methods of contact" do you plans to utilize.

<u>Information Regarding the Participants in This Consent Revocation Solicitation, page 17</u>

9.   Please revise this section to quantify the payments due each executive following a termination or a change of control in the event the executive is terminated either without cause or for good reason.

Appendix A

10.   Please revise your disclosure to state that the persons included in this appendix <u>are</u> participants in the solicitation, instead of stating that each person <u>may be deemed</u> a participant. Refer to Instruction 3 to Item 4 of Schedule 14A.

Closing Information

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions